January 31, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Patrick Faller

Re:	GTY Technology Holdings Inc.
Registration Statement on Form S-3
Filed January 21, 2022
File No. 333-262289

Dear Mr. Faller:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, GTY Technology Holdings Inc. hereby requests that the effective date of the above-referenced registration statement be accelerated so that the same will become effective at 2:00 p.m. Eastern Time on Wednesday, February 2, 2022, or as soon thereafter as practicable.

Please advise Brian Boonstra of Davis Graham & Stubbs LLP at (303) 892-7348 when the order declaring the registration statement effective is signed.

Sincerely,

/s/ TJ Parass
TJ Parass
Chief Executive Officer

cc:	Brian Boonstra, Esq., Davis Graham & Stubbs LLP